FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s Q2 2025 Earnings Results Presentation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 7, 2025	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

 Gilat Proprietary and Confidential  Q2 2025   Earnings Results     NASDAQ/TASE: GILT  Leading the Multi- Orbit Revolution

 Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward- looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, the war and hostilities between Israel and Hamas, Israel and Hezbollah. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.  Unaudited/Non-GAAP Financial Measures  This presentation includes financial data that is not audited and financial data that was not prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Non-GAAP financial measures mainly exclude, if and when applicable, the effect of stock-based compensation expenses, amortization of purchased intangibles, lease incentive amortization, other non-recurring expenses, other integration expenses, other operating income, net, and income tax effect on the relevant adjustments. Gilat believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand Gilat’s current and future operating performance. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read in conjunction with Gilat’s consolidated financial statements prepared in accordance with GAAP.  Forward Looking Statements Disclaimer

Second Quarter 2025 Highlights

Strong Q2 Financials: Revenue $105M (+37% YoY), Adjusted EBITDA $11.8M (+17%)

Defense Momentum: Advancing innovation across an integrated suite of solutions

Platform Virtualization: $40M strategic contract win

IFC Expansion: Gilat Stellar Blu contributed $36M revenue, on track for $120M-$150M revenues in 2025.

Significant new orders from IFC market players.

Peru: $60M awards from Pronatel to upgrade the regional broadband infrastructure

2025 Strategic Focus

Leveraging Stellar Blu Acquisition: Capitalizing on advanced ESA technology.

Meeting Defense Demands: Investing in R&D and sales to lay the foundation for growth.

NextGen Platform: Progressing towards a cloud-native, software-defined environment.

2025 Guidance: Raised midpoint of 2025 revenue and Adj. EBITDA guidance.

Gilat Proprietary and Confidential

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Gilat Defense  Strong Demand: Ongoing traction with defense customers across North America, Europe, Israel, and Asia-Pacific.  Top Line Synergies in Action: Win with the Israeli MoD by leveraging the collaboration with DataPath.  Market Leadership: Strengthening Gilat’s position in secure, high-performance satellite communications. Up to $70M U.S. Army Field Services award.  Gilat Business Segments - Q2 2025 Highlights

 Gilat Commercial  Strategic Contract: $40M NRE project for the virtualized SkyEdge IV platform.  Continued Growth: $47M orders from Tier-1 satellite operators for multi-orbit use in a variety of verticals with a focus on IFC.  IFC Momentum: Gilat Stellar Blu announced receiving $27M in new orders. More than 150,000 flight hours and more than 225 airplanes deployed.  Gilat Business Segments - Q2 2025 Highlights

 Gilat Peru  Major Award: $60M contract from Pronatel to expand broadband infrastructure to 800+ public institutions.  Recurring Revenues: Operating all six regional projects. The new award increases the recurring revenue backlog.  Global Impact: Driving digital inclusion worldwide by exporting Gilat Peru’s expertise to new markets.  Gilat Business Segments - Q2 2025 Highlights

 (US$ Millions)  Revenue  Adjusted EBITDA  GAAP Operating Income   GAAP Net Income  Stellar Blu Q2 2025 contribution: ~$36M revenue, ~$1.5M Adjusted EBITDA loss  37%  17%  104%  7.5X  Second Quarter 2025 Financial Highlights

 Annual Revenue (US$ Millions)  Gilat Commercial  Gilat Defense  Gilat Peru  59%  22%  Q2 2025 Revenue Breakdown

 Balance Sheet Highlights  US$ Millions  Q2/25  Q1/25  Q4/24  Net Cash 1  5.5  3.8  118.2  DSO 2  60  75  71  Cash From Operations  5.1  (6.6)  16.3  Equity  316  299.5  304.4  Net Cash includes Cash and cash equivalents and restricted cash, net of loans  DSO exclude construction in Peru

 2025 Outlook & Increased Guidance  (US$ Millions)  Revenue  Ajusted EBITDA  Revenue:  $435M - $455M  46% YoY Growth1  Adjusted EBITDA:  $50M - $53M  22% YoY Growth1  46%  22%  1) Growth at the midpoint  Raised 2025 Revenue and EBITDA Outlook   Driven by strong H1 performance, robust backlog, and healthy pipeline across all key segments

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